SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 November 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Major Interests Notification dated 31 October 2007
99.2	Total Voting Rights dated 31 October 2007
99.3	Transaction in Own Shares dated 6 November 2007
99.4	Transaction in Own Shares dated 7 November 2007
99.5	Director/PDMR Shareholding dated 8 November 2007
99.6	Transaction in Own Shares dated 8 November 2007

99.1

TR-1 (i) : NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii) :

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v) :

17 October 2007

6. Date on which issuer notified:

30 October 2007

7. Threshold(s) that is/are crossed or reached:

From 3% - 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
ISIN: GB00B128LQ10 Ordinary Shares of 11 [29] / 47 pence each	11,297,715	11,297,715

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (i x)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B128LQ10 Ordinary Shares of 11 [29] / 47 pence each	12,179,257	12,179,257		4.09%

B: Financial Instruments

Resulting situation after the triggering transaction ( xii)

Type of financial instrument	Expiration Date ( xiii)	Exercise/Conversion Period/ Date ( xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
12,179,257	4.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (12,179,257 – 4.09% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (10,546,684-3.54%=PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (10,546,684-3.54% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 297,234,887

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

99.2

InterContinental Hotels Group PLC

Transparency Directive Announcement

Date of Notification

31 October 2007

InterContinental Hotels Group PLC – Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 October 2007, InterContinental Hotels Group PLC’s issued capital consists of 296,964,897ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure, 296,964,897, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA’s Disclosure and Transparency Rules.

END

99.3

6 November 2007

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 1025.75611p per share.

END

99.4

7 November 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 350,000 of its ordinary shares at a price of 989.456114p per share.

END

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R);

(ii) a disclosure made in accordance with section LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

A transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/ director

TOM SEDDON – EXECUTIVE COMMITTEE MEMBER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

TOM SEDDON AND MRS BECKI SEDDON (WIFE)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29 /47 p IN THE FORM OF AMERICAN DEPOSITARY RECEIPTS

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TOM SEDDON AND BECKI SEDDON (JOINTLY)

8 State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

24,000 ADRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

US$ 20.81 PER ADR

14. Date and place of transaction

7 NOVEMBER 2007 USA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

24,000 ADRs (NEGLIGIBLE %)

16. Date issuer informed of transaction

8 NOVEMBER 2007

17. Any additional information

NO

18. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, Head of Secretariat

Date of notification

8 NOVEMBER 2007

END

99.6

8 November 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 191,748 of its ordinary shares at a price of 969.398093p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 November 2007